Mail Stop 4561

October 27, 2008

Mr. Robert M. Holster
Chief Executive Officer and Director
HMS Holdings Corp.
401 Park Avenue South
New York, NY 10016

> **Re: HMS Holdings Corp.**
> **Form 10-K For the Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-50194**

Dear Mr. Holster:

    We have reviewed your response letter dated October 8, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 25, 2008.

Form 10-K For the Fiscal Year Ended December 31, 2007

Consolidated Statements of Income, page 31

1. We are considering your response to prior comment 1. We note that you "believe" revising your presentation to comply with Item 5-03(b)(4) of Regulation S-X "would be material" and that you propose to include a restated presentation in your Form 10-K for the year ended December 31, 2008. Your response suggests that the amounts representing SG&A expenses have not yet been determined. Please clarify and describe both the quantitative and qualitative factors you considered in concluding that no amendment of your Form 10-K for the year ended December 31, 2007 is required and in your response please address the authoritative guidance in SAB 99.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

(k) Revenue Recognition, pages 35 and 36

2. We note your proposal to remove the reference to EITF 00-21 from your discussion of revenue recognition policies in future filings based on the immateriality of implementation fee revenue. In your response to prior comment 2 you state that there is no standalone value to the implementation services and that they should be accounted for as a single unit of accounting with transaction fees. It appears therefore, that you are applying EITF 00-21 for both implementation and transaction-based services. Rather than remove your disclosures surrounding EITF 00-21, it appears that you should expand them to clarify that arrangements including both implementation and transaction-related revenue are being accounted for as a single unit of accounting and how that impacts your recognition for such arrangements.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant